Dundee Corporation Reports Second Quarter 2006 Results

FOR IMMEDIATE RELEASE

August 11, 2006 – Dundee Corporation (TSX: DBC.A and DBC.PR.A) is reporting its financial results as at and for the three and six months ended June 30, 2006.  The interim unaudited consolidated financial statements, along with Management’s Discussion and Analysis as at and for the three and six months ended June 30, 2006 will be filed on August 11, 2006.  Interested parties may access these statements at www.sedar.com or www.dundeecorporation.com.

Dundee Corporation is primarily a holding company dedicated to wealth management, real estate and resources.  Its domestic financial service activities are carried out through its 61% owned subsidiary, Dundee Wealth Management Inc., a company with $50.5 billion in assets under management and administration, and its wholly owned Dundee Wealth Bank.  Dundee Corporation’s real estate activities are conducted through its approximate 78% owned subsidiary, Dundee Realty Corporation which operates a land and housing business in Canada and the United States.  Real estate activities also include an approximate 26% interest in Dundee REIT, a Canadian real estate investment trust, which owns a diversified portfolio of high quality office and industrial properties across Canada.  Resource activities are carried out through its wholly owned subsidiary Dundee Resources Limited.

FOR FURTHER INFORMATION PLEASE CONTACT:

Dundee Corporation

Ned Goodman

President and Chief Executive Officer

(416) 365-5665

 or

Dundee Corporation

Joanne Ferstman

Executive Vice President and

Chief Financial Officer

(416) 365-5010